[Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 ( X )                       ( )                  ( )                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                            21,437                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                          1,660                0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    Shares            Common                0          Buy           0           9          Donation           0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                            21,437                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                          1,660                0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELEPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 ( X )                       ( )                  ( )                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                              140                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                             0                 0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                              140                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                             0                 0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 ( X )                       ( )                  ( )                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                             4,326                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred C                            2                0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                             4,326                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred C                            2                0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       (X)                  ( )                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                            20,452                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                         11,318                0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                            20,452                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                         11,318                0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELEPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       (X)                  ( )                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       (X)                  ( )                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred A                          1                  0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred A                          1                  0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       ( )                  (X)                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                             6,140                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                          6,142                0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                             6,140                0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred A                        6,142                0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELEPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       ( )                  (X)                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       ( )                  (X)                       ( )
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       ( )                  ( )                       (X)
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELEPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       ( )                  ( )                       (X)
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In April 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                 (   )                       ( )                  ( )                       (X)
  Related             Board of Directors             Management        Audit Committee      Technical and Consulting
  Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
     /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    0                 0                     0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                               %
      /
 Derivatives                 Securities Characteristics (2)               Quantity           Same Class       Total
                                                                                              and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               0                  0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Preferred                            0                  0              0
-------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.